Exhibit 99.1

Envigado, January 8, 2025

EFFECTIVENESS OF THE NEW YORK STOCK EXCHANGE DELISTING

Almacenes Éxito S.A. ("Éxito" or "the Company") informs its shareholders and the market in general that in line with the information disclosed on December 20 and 30, 2024, today will be the last day of trading of its American Depositary Shares ("ADSs") on the New York Stock Exchange (“NYSE”). After this date, the Company’s ADSs will begin trading over-the-counter with a new ticker. As the Company also notified its depositary, JPMorgan Chase Bank N.A. (“JPMorgan”), the termination of its ADS program, will be effective at the close of business on January 21, 2025. Consequently, the last day of trading for the Company’s ADSs over-the-counter will be on January 17, 2025. After the termination of the ADS program, the Company does not intend to seek a listing or registration of its securities on a U.S. national securities exchange or for their quotation in a quotation medium in the United States. JPMorgan provided a notice of termination to all ADS holders containing relevant information for ADS holders regarding required actions.

Important Notice Regarding Forward-Looking Statements:

This document contains forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.